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                              June 5, 2024

       Lim Chun Hoo
       Chief Executive Officer and Director
       Fintech Scion Limited
       M Floor & 1st Floor
       No. 33, Jalan Maharajalela
       50150, Kuala Lumpur, Malaysia

                                                        Re: Fintech Scion
Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            May 10, 2024
                                                            File No. 333-278956

       Dear Lim Chun Hoo:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 10, 2024

       Overview, page 4

   1. With a view to providing more balanced disclosure, please disclose here the amount of your revenue for the
most recently completed fiscal year and your net income/loss for the most recently completed
fiscal year.
   2. Please clarify here that you currently operate in, and derive the bulk of your revenue from, the United Kingdom and
Malaysia.
   3. Please balance the aspirational statements in this section with details about your actual business operations.
For example, in the fourth paragraph, where you state your "current clientele encompasses
an array of enterprises and organizations, spanning varied
                                                        sectors," please
describe the industry sectors and types of customers you serve. If possible, please provide specific
examples. In addition, in the same paragraph, please identify the
                                                        "specific subset of
online businesses that grapple with establishing and maintaining
 Lim Chun Hoo
FirstName  LastNameLim   Chun Hoo
Fintech Scion Limited
Comapany
June 5, 2024NameFintech Scion Limited
June 5,
Page 2 2024 Page 2
FirstName LastName
         physical bank accounts across multiple territories" that you are referring to and explain why you think this is notable. Please make conforming revisions throughout the prospectus.

Prospectus Summary, page 4

4. To the extent applicable, please revise here to disclose that certain shareholders may have significant control over your company following the completion of this offering. In this regard, we note your risk factor disclosure on page 36 that Lim Chun Hoo "has ownership of approximately 14.88% of [y]our equity securities . . . and has the ability to exercise significant control over [y]our business policies and other corporate matters, including, the composition of our board of directors and any actions requiring the approval of our shareholders, including the adoption of amendments to [y]our articles of incorporation, the approval of a merger, share exchange or sale of substantially all of [y]our assets."
Competitive Strengths, page 6

5. We note your disclosure here and elsewhere discussing the "three layers" of the competitive landscape. However, we also note that the tabular disclosure here illustrates four layers. Please advise or revise here and elsewhere as appropriate to address this discrepancy.
Corporate History and Structure, page 8

6. Please revise the diagram of your corporate structure on page 9 to identify the person(s) or entity(ies) that own the remaining 45% equity interest of HWG Cash Singapore Pte Ltd.
         In this regard, we note that FintechCashier Asia P.L.C. only appears to own 55% of the
         HWG Cash Singapore's equity.
Risk Factors, page 16

7. We note your disclosure on page F-17 that "inflationary pressures also caused [y]our forecasted expenses to increase" during the fiscal year ended December 31, 2023. To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. As examples only, identify the types of inflationary pressures you are facing and how your business has been affected.
8. We note your disclosure on page F-17 that your "discounted cash flows utilized a higher risk-adjusted discount rate for the 2023 impairment test, primarily due to central banks raising interest rates in 2023." To the extent applicable, please update your risk factors to disclose the material impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
 Lim Chun Hoo
FirstName  LastNameLim   Chun Hoo
Fintech Scion Limited
Comapany
June 5, 2024NameFintech Scion Limited
June 5,
Page 3 2024 Page 3
FirstName LastName
We have a limited operating history with financial results that may not be indicative of future performance . . ., page 16

9. Please revise the risk factor and risk factor heading to clearly disclose your history of net losses.
Our reliance on the platform and internal systems from third parties may adversely affect our business operations . . ., page 19

10. We note your disclosure that you are "are dependent on our relationship with a third-party platform provider to provide us with a platform that facilitates transactions across various payment options . . . and also facilitates user management services." To the extent your business is materially dependent on this relationship, please revise to identify the third-
         party platform and disclose the material terms of any agreements you have with it. Also, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.
We are subject to chargeback and refund liability risk when our merchants refuse to or cannot reimburse chargebacks . . ., page 26

11. We note your disclosure here that you "are currently, and will continue to be, exposed to certain risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our merchant customers." To the extent your business has been materially affected by risks associated with such chargebacks and refunds, please state as much.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

12. Please provide a more robust analysis of your result of operations. For example, expand your discussion of the impact of the restructuring transactions on cost of sales and the changes in selling expenses and general and administrative expenses to address the underlying reasons for changes in qualitative terms. Please refer to
Item 303(b) of
         Regulation S-K.
Business, page 49

13. Please provide a fuller description of your core business activities. In doing so, please be as specific as possible. Please refer to Item 101(h) of Regulation
S-K.
14. With a view to providing investors with a complete and balanced picture of your business and revenues, please disclose here, in the prospectus summary and elsewhere as appropriate, a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from six services: payment services; business accounts; SEPA and SWIFT payments; foreign exchange conversion;
acquirer
         services; and whitelabelling. However, it is not clear how much each of these services
 Lim Chun Hoo
Fintech Scion Limited
June 5, 2024
Page 4
         contributes to your revenue. If any of these services are currently dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.
Market Opportunity, page 56

15.      We note your representations on page 58 that the Payment Gateway
Market in the
         Technology Layer is "expected to grow to $174.4 billion in 2027" and the Payment
         Processing Market in the Payment Layer is "expected to grow to $116.2 billion in 2027."
         Please revise to disclose the sources of these statements. In addition, please provide context for the significance to you of the overall dollar value of these markets by clarifying how much of them you believe you would be in a position to address in light of your resources.
Government Regulations
Privacy and information security regulations, page 62

16. We note your reference here and page 64 to "the Bank." However, this entity does not appear to be discussed or otherwise referenced within your registration statement. Please advise or revise to describe or define this entity.
Certain Relationships and Related Party Transactions, page 77

17.      If any two of these entities (the Company, Fintech, FintechAsia and/or
CICO) had any
         common owners and/or related parties before their respective transactions, please disclose their names, any positions held at each entity and the percentages of ownership in each entity before and after the transactions. Also, clearly disclose any other related party relationships between each of these entities. For example, based on your disclosure on page F-10, it appears that CICO and the Company may have common ownership, but who the common owners are, the extent of common ownership and any other related party relationships are not disclosed.
Audited Consolidated Financial Statements, page F-1

18. Please confirm that the statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for periods prior to November 30, 2022 are those of
       Fintech (the accounting acquirer) and do not include any of the Company's or
       FintechAsia's operations, changes in equity (except for the Company's capital structure) or cash flows. Otherwise, tell us how your accounting for the November 30, 2022 reverse acquisition complies with GAAP. Also, tell us why the 101.667 million shares issued to
       Fintech (per page F-9) are not reflected as outstanding in your statements of stockholders'
FirstName LastNameLim Chun Hoo
       equity just before the reverse merger with the 97.076 million shares effectively issued to
Comapany   NameFintech
       the Company    (per Scion Limited
                           page F-9) being reflected as issued on November 30,
2022. Refer to
June 5,ASC
        2024805-40-45.
              Page 4
FirstName LastName
 Lim Chun Hoo
FirstName  LastNameLim   Chun Hoo
Fintech Scion Limited
Comapany
June 5, 2024NameFintech Scion Limited
June 5,
Page 5 2024 Page 5
FirstName LastName
Consolidated Balance Sheet, page F-4

19. Please tell us your basis in GAAP for presenting a line item for merger reserves of $55 million on your balance sheet. Cite the GAAP literature you are relying upon and explain how you are applying it.
Consolidated Statements of Income or Loss and Comprehensive Income or Loss, page F-5

20. Please tell us how you computed the average number of common shares outstanding in each period presented. In doing so, explain your basis in GAAP for treating the 97.076 million shares effectively issued to the Company on November 30, 2022 as outstanding for all of 2022. Also, explain your basis in GAAP for treating the 100 million shares issued to CICO on October 11, 2023 as outstanding for all of 2023. Refer to ASC 260 and
         ASC 805-40-45-3 through 45-5. Additionally, tell us the dollar amounts recorded in each line item of your statements of income or loss for each period presented related to the
         CICO asset acquisition and the dates you started and stopped reflecting these amounts in your statements of income or loss. Please also tell us the dollar amounts of the various assets and liabilities reflected on your December 31, 2023 balance sheet related to the
         CICO asset acquisition and explain your GAAP basis for keeping these assets and liabilities and 100 million shares issued to CICO on your balance sheet after the Company and CICO mutually agreed to unwind the transaction on December 27, 2023.
Note 1. Organization and Business, page F-8

21. Your subsidiary, HWG Cash Singapore Pte Ltd, is engaged in trading digital assets.
         Please explain in greater detail the nature and extent of this entity's digital asset activities and the accounting policies applied.
Restructuring Transactions
Disposal of ASB and VOM, page F-10

22. We note you recorded a gain on disposal of subsidiaries of $5.5 million as other income for the year ended December 31, 2022. Tell us how you considered the guidance of ASC
         205-20-45 in determining that the disposals of ASB and VOB did not represent a strategic shift and did not qualify as discontinued operations.
Note 5. Goodwill, page F-17

23. Please tell us the amount of goodwill allocated to each reporting unit as of each balance sheet date. If any goodwill was allocated to Fintech in the November 30, 2022 reverse merger, please also explain your basis in GAAP for doing so.
General

24. We note that in addition to an underwritten primary offering by the registrant, the registration statement covers potential resales by the Selling Stockholders. Please tell us
 Lim Chun Hoo
Fintech Scion Limited
June 5, 2024
Page 6
       why the resale transaction is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note the Selling Stockholders do not appear to be subject to any of the lock-up provisions described in the prospectus and can sell at the same time as the underwriter for the firm commitment offering, for the same price. Additionally, it appears that both the primary offering and the resale transactions are conditioned on you receiving approval to list on Nasdaq. If the selling security holders are engaged in an indirect primary offering, then the selling security holders would be statutory underwriters under Section 2(a)(11) of the Securities Act of
       1933, as amended, and must therefore be identified in the prospectus as underwriters
       (N.B., the existing "may" language would be insufficient). In addition, as statutory underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for it to sell at market prices later. For guidance, please refer to
       Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations,
       which is available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,
FirstName LastNameLim Chun Hoo
                                                               Division of
Corporation Finance
Comapany NameFintech Scion Limited
                                                               Office of Trade
& Services
June 5, 2024 Page 6
cc:       Jeffrey Fessler
FirstName LastName